Exhibit 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE October 16, 2007

Seabridge Gold Confirms Depth Extension and Grade Improvement at Mitchell
Drill Hole M-07-35 Intersects 676 Meters of Continuous Gold and Copper Mineralization

Toronto, Canada…Assay results from drill hole M-07-35 have confirmed a depth extension of at least 300 meters at the Mitchell deposit with the hole terminating in the highest grade gold and copper mineralization encountered to date. The 682 meter hole encountered continuous mineralization from the surface to the bottom of the hole averaging 0.92 grams per tonne (“gpt”) gold and 0.24% copper with the last 100 meters of the hole averaging 1.20 gpt gold and 0.35% copper.  The hole was terminated due to depth limitations of the drill rig with the last assay reported at 1.58 gpt gold and 0.77% copper.

Seabridge President and CEO Rudi Fronk noted that this year’s 15,000 meter core drill program has confirmed extensions of the Mitchell deposit to the north and south “but the most important development has been the higher gold and copper grades associated with the depth extension. The first two drill holes (M-07-24 and M-07-35) designed to test for depth extensions will not only significantly increase the tonnage of the Mitchell deposit but should also improve the overall grade (see attached cross sections). We also think that the extensions we have discovered to the north and south should allow an open-pit to reach these greater depths within a reasonable waste-to-ore strip ratio.”

Mr. Fronk noted that a series of deeper holes will be drilled this month to further quantify the depth extension and grade improvement. These are infill holes which are also designed to upgrade inferred resources at Mitchell to the measured and indicated categories.

Mitchell is one of three gold-copper porphyry deposits located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada. To date, 29 holes have been completed totaling approximately 11,500 meters. Results from the first eight holes were previously announced (see news release dated September 4, 2007). Results for the next nine holes of the 2007 program are reported as follows:

Drill Hole	Target	Depth (m)	From (m)	To (m)	Intercept (m)	Gold (gpt)	Copper (%)
M-07-32	Southern	364.5	7.6 234.7	234.7 364.5	227.1 129.8	0.23 0.12	0.11 0.01
M-07-33	Southern	572.4	12.0 244.0 incl. 244.0 incl. 542.0	82.0 572.4 288.0 572.4	70.0 328.4 44.0 30.4	0.16 0.54 1.36 0.68	0.16 0.03 0.07 0.00
M-07-34	Southern	486.4	1.5 incl. 1.5	486.4 353.0	484.9 353.0	0.49 0.58	0.14 0.17
M-07-35	Depth	682.1	6.3 incl. 582.0	682.1 682.1	675.8 100.1	0.92 1.20	0.24 0.35
M-07-36	Southern	77.1	4.9	77.1	72.2	0.42	0.12
M-07-37	Infill	428.2	0.9 incl. 0.9	428.2 337.0	427.3 336.1	0.67 0.78	0.10 0.12
M-07-38	Southern	300.2	13.5	300.2	286.7	0.34	0.12
M-07-39	Southern	285.9	7.0	285.9	278.9	0.50	0.16
M-07-40	Southern	251.4	1.9	251.4	249.5	0.29	0.09

________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

M-07-32:  A south step-out on section line 800, collared above the Mitchell Thrust Fault.  Above the thrust fault (234.7 m) the drill hole intersected interbedded contact altered volcanic rock.  Below the thrust fault weakly altered Mitchell style volcanic rocks were encountered, indicating that the limits of the Mitchell deposit have been defined to the south in this part of the system.  The upper plate rocks contain gold and copper concentrations that may give the previously assumed waste stripping an economic value.

M-07-33:  A deep exploration hole between Mitchell and Sulphurets, and 800 meter step-out to the south, and may have stopped short of crossing the Mitchell Thrust Fault.  Most of the hole was drilled in hornfelsic and altered sedimentary rocks (typical of the upper plate of the Mitchell Thrust Fault system).  This hole confirmed the presence of gold and copper in the assumed waste rock and an extensive hydrothermal system between the Mitchell and Sulphurets deposits.  Additional drilling around this hole will be required to fully understand the relationships between Mitchell and Sulphurets and their possible continuity.

M-07-34: A southern extension on section 600.  The hole collared in Mitchell style alteration and continued in these rocks to the end of the hole.  Mineralized rock was encountered in the entire drill hole, the upper 150 meters represent the up-dip expression of the typical grade material in the heart of the Mitchell deposit.

M-07-35: A deep hole on section line 200 (about 400 meters west of M-07-24), intersected a significant length of Mitchell style alteration with stockwork quartz veining and sulfide minerals increasing down hole.  The drill hole was terminated at 682 meters, in the mineralized zone, as drilling conditions deteriorated.  This hole confirms: (1) the true thickness of the Mitchell Zone is at least 600 meters; and (2) gold and copper grades are increasing at depth.

M-07-36:  This drill hole was abandoned at 77 meters due to concerns of slope stability at the site.  Drill holes M-07-39 and M-07-41 were drilled to obtain the information intended from this drill hole.

M-07-37: An infill hole on the eastern margin of the resource area.  Intense and continuous Mitchell style alteration and grade distribution were returned from this hole.  Results were as anticipated, providing confidence in the search dimensions indicated in the preliminary resource estimate.

M-07-38: A southwestern step-out vertical drill hole.  Results from this hole indicate the intensity of the Mitchell gold copper system is decreasing to the south in this area.

M-07-39:  A southern step-out, vertical drill hole.  Grades remain in this hole but continuity of alteration is beginning to break up, suggesting the hole may be approaching the margin of the system.  Although alteration suggests the Mitchell gold copper system is waning, the deposit remains open in the south central area.

M-07-40:  The southwestern most step-out drilled at minus 50 degrees from the same site as M-07-38, this hole reaches out from M-07-38 and confirms that the Mitchell gold copper system is declining in intensity to the southwest.  Results also indicate that (as in most porphyry systems) the limits of the mineable deposit will be dictated by cut-off grade in that direction.

Based on drilling conducted by Seabridge in 2006, a National Instrument 43-101 compliant resource estimate for Mitchell yielded an initial inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold (see news release dated February 20, 2007). Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The 2006 drill program did not find the limits of the deposit which remained open to the north, to the south (toward the Sulphurets deposit a distance of two kilometers), to the west and at depth.

Unless reported separately, all of the reported holes contained herein were drilled from north to south at an inclination of approximately minus 60 degrees. The true thickness of the Mitchell zone, based on drill results from the current program, is now estimated to exceed 600 meters but could be more as the deepest hole drilled to date (M-07-35) ended in material that have the best grades encountered to date.

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2007 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

            ON BEHALF OF THE BOARD
            "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MITCHELL CREEK DEPOSIT
SECTION 600E
VIEW TO WEST
Oct. 16, 2007
SEABRIDGE GOLD INC.
COMPOSITE ASSAYS
Au (g/t), Cu (%) / drilled interval (m)
1200 m
1000 m
800 m
600 m
MITCHELL FAULT
M-07-31
M-07-34
M-06-09
M-06-11
M-06-24
0.68, 0.20 / 175.2
0.58, 0.17 / 354.5
0.97, 0.31 / 295
0.85, 0.27 / 293.3
0.66, 0.19 / 256.8
(interval drilled in 2006)
0.83, 0.25 / 240.4
(interval drilled in 2007 below 2006 block model limits)
233.2
486.4
299.0
297.0
597.3
LIMITS OF 2006 INFERRED RESOURCE AU BLOCK MODEL
564 million tonnes at 0.72 gpt Au and 0.18% Cu
(13.1 million ounces Au and 2.2 billion lbs Cu)
INTERPRETED LIMITS OF >0.5 g/t Au MINERALIZATION
0 100 200
meters
ASSAYS
colored histograms and blocks
Cu % Au g/t
0.00 - 0.05 0.00 - 0.25
0.05 - 0.12 0.25 - 0.50
0.12 - 0.25 0.50 - 1.00
> 0.25 > 1.00

MITCHELL CREEK DEPOSIT
SECTION 200E
VIEW TO WEST
Oct. 16, 2007
COMPOSITE ASSAYS
Au (g/t), Cu (%) / drilled interval (m)
SEABRIDGE GOLD INC.
1200 m
1000 m
800 m
600 m
MITCHELL FAULT
M-07-38
M-07-40
0.34, 0.12 / 286.8
0.29, 0.09 / 249.5
0.80, 0.19 / 296
0.80, 0.19 / 331
M-07-46
M-08-06
M-07-35
M-06-08
NM-05-02
251.0
300.2
341.1
ASSAYS PENDING
LIMITS OF 2006 INFERRED RESOURCE BLOCK MODEL
564 million tonnes at 0.72 gpt Au and 0.18% Cu
(13.1 million ounces Au and 2.2 billion lbs Cu)
0.54, 0.15 / 170
(predicted block model grade)
0.93, 0.19 / 170
(composite assay of core over same interval)
346.0
302.0
424.3
0.92, 0.24 / 675.8
(entire hole 35)
1.0, 0.28 / 436.1
(interval below 2006 block model limits)
ASSAYS
colored histograms and blocks
Cu %
Au g/t
0.00 - 0.05
0.05 - 0.12
0.12 - 0.25
> 0.25
0.00 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
0
100
200
meters
INTERPRETED LIMITS OF >0.5 g/t Au MINERALIZATION
1.2, 0.35 / 100
(last 100m)
682.1